Foley Hoag LLP	Seaport West 155 Seaport Boulevard Boston, MA 02210-2600 617 832 1000 main 617 832 7000 fax

January 22, 2013	Dean Hanley 617 832 1128 direct dfh@foleyhoag.com

Via EDGAR

Re:	CSP Inc. (CIK 0000356037) Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A File No. 000-10843
Dear Ms. Kim:
This letter constitutes supplemental correspondence on behalf of CSP Inc. (“CSP” or “Company”) relating to the above-referenced filing, and is being filed in connection with a revised Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy”). As a courtesy to the Staff, two copies of the Preliminary Proxy are being provided under separate cover, along with two additional copies that have been marked to show the changes that have been made thereto. The Preliminary Proxy is being filed in response to comments of the Staff set forth in the Staff’s letter dated January 17, 2013.
The heading and numbered paragraph below correspond to the headings and numbered paragraphs of the Staff’s letter. Other changes, not relating to that letter, have also been made in the Preliminary Proxy, as indicated in the marked materials being separately provided to the Staff. Please note that the Company has moved the date of its Annual Meeting to February 12, 2013, the last date possible given that the record date for the Annual Meeting is December 14, 2012.
On behalf of CSP, we respond to the Staff’s comment as follows:
Questions and Answers Regarding the Annual Meeting
What if I submit my proxy but do not vote for one or more of the proposals?, page 3

1.
We note your statement that brokers have discretionary authority to vote such shares held in street name on routine matters, but not on non-routine matters, and that broker non-votes will be counted for quorum purposes. We note that according to the participants’ proxy statement, brokers will not have discretionary authority to vote shares and that broker non-votes will not be counted towards a quorum. Please revise to reconcile the inconsistencies and also clarify whether brokers will have discretionary authority to vote with respect to each of the matters in the company’s proxy statement. Please also advise us to how the company made its determination regarding broker discretionary authority. Please address this in your response, or revise your disclosure as necessary.

Response: Under the heading “Questions and Answers Regarding the Annual Meeting,” the Company has revised its preliminary proxy statement to clarify and explain its understanding that the ratification of the appointment of the Company’s independent auditors is a routine matter, and that any broker votes in respect of such matter will be counted for quorum purposes. The Company has also clarified, with respect to each of the matters named in the proxy statement, whether the Company believes such matter to be a routine matter or a non-routine matter for the purpose of brokers’ discretionary voting authority.
The Company made its determination regarding brokers’ discretionary voting authority on the basis of New York Stock Exchange LLC and NYSE Amex Equities LLC Rule 452 and NYSE guidance regarding Rule 452. Under the Rule, as amended to date, NYSE continues to consider the ratification of auditors a routine or “broker may vote” matter, and broker discretionary votes in respect of such ratification may be counted for purposes of establishing a quorum at a stockholder meeting where such a proposal is on the agenda. In the Commission’s order approving the elimination of discretionary voting by brokers in elections of directors (Release No. 34-60215; File No. SR-NYSE-2006-92, July 1, 2009), the Commission specifically noted in footnote 34 that “NYSE Rule 452 [as amended] would continue to allow the broker to vote on other routine matters, such as the ratification of independent auditors, which will help companies meet quorum requirements.”
The Supplementary Material to Rule 452, a copy of which is included herewith as Exhibit A for your reference, states that a broker may vote stock, absent specific instructions from a beneficial owner, provided that, among other things, the broker has no knowledge of

“any contest as to the action to be taken at the meeting.” In this regard, we call to your attention the following statement on the website of Broadridge Financial Solutions, Inc., a leading provider of investor communications to brokers:
[B]rokers are only able to vote on what the NYSE refers to as “routine” matters, such as the ratification of auditors. They are not allowed to vote on any contested proposal, or one that may significantly affect the rights or privileges of the stock, such as the issuance of additional stock or a merger or acquisition. These are often called “non-routine” matters. https://www.shareholdereducation.com/your_intermediary.asp (retrieved January 21, 2013)
The NW Group filing states that the NW Group will not even attend the Annual Meeting. The NW Group filing does not solicit a vote of any kind (instead, it states that it “disenfranchises” anyone who returns a proxy card to the NW Group) and provides no means by which a stockholder can vote against the proposals listed on the Company’s Notice for this Annual Meeting. There is simply no solicitation that is counter to “the action to be taken at the meeting.” Moreover, there is no policy reason whatsoever for preventing brokers from voting on the ratification of the appointment of auditors (a routine, “broker may vote” matter), unless there is a contest about whether the Company’s appointment of its auditors should be ratified. That is the clear meaning of the guidance provided by Broadridge set forth above. The Company does not believe that a court or the NYSE would interpret Rule 452 to mean that a stockholder can create a contest as to the action to be taken at the meeting simply by failing to attend an annual meeting and not voting. Every stockholder meeting involves the failure of some stockholders to attend the meeting; that is their right, as the Company notes in the revised “Recent Developments” section. At most, for purposes of Rule 452, the NW Group’s action is a protest, but not more. And it is a protest that says nothing at all about the ratification of the appointment of auditors, a routine action to be taken at the meeting.
Sincerely,
/s/ Dean F. Hanley

Dean F. Hanley

DFH

Enclosure –     Exhibit A –Supplementary Materials to Rule 452

EXHIBIT A

Supplementary Material to NYSE Rule 452

• • • Supplementary Material: ------------------

Giving a Proxy to Vote Stock

.10 When member organization may vote without customer instructions.— Rule 452, above, provides that a member organization may give a proxy to vote stock provided that:

(1) It has transmitted proxy soliciting material to the beneficial owner of stock or to the beneficial owner's designated investment adviser in accordance with Rule 451, and

(2) it has not received voting instructions from the beneficial owner or from the beneficial owner's designated investment adviser, by the date specified in the statement accompanying such material, and

(3) the person in the member organization giving or authorizing the giving of the proxy has no knowledge of any contest as to the action to be taken at the meeting and provided such action is adequately disclosed to stockholders and does not include authorization for a merger, consolidation of any matter which may affect substantially the rights or privileges of such stock.

Amendments.

January 11, 1968.

August 25, 1994.